CIT BUSINESS CREDIT CANADA INC.

as Administrative Agent

and

CIT BUSINESS CREDIT CANADA INC.

and

     THE OTHER FINANCIAL INSTITUTIONS
LISTED ON THE SIGNATURE PAGES HERETO

as Lenders

and

CIT BUSINESS CREDIT CANADA INC.

as Collateral Agent

and

TEMBEC INDUSTRIES INC.
TEMBEC ENTERPRISES INC.

as Borrowers

AMENDED AND RESTATED FINANCING AGREEMENT
FIRST AMENDING AGREEMENT

Dated as of May 30, 2007

STIKEMAN ELLIOTT LLP

5252765 v4

AMENDED AND RESTATED FINANCING AGREEMENT
FIRST AMENDING AGREEMENT

          This AMENDED AND RESTATED FINANCING AGREEMENT FIRST AMENDING AGREEMENT dated as of May 30, 2007 among CIT BUSINESS CREDIT CANADA INC. as administrative agent (in such capacity, the “Agent”), CIT BUSINESS CREDIT CANADA INC., and any other party which is or may become a lender from time to time pursuant to the Financing Agreement as lenders (the “Lenders”), CIT BUSINESS CREDIT CANADA INC. as collateral agent in the performance of certain functions and duties (the “Collateral Agent”), and TEMBEC INDUSTRIES INC. AND TEMBEC ENTERPRISES INC., as borrowers (the “Borrowers”).

          RECITALS:

(a)	Pursuant to an amended and restated financing agreement dated as of December 28, 2006 (as further amended, supplemented, amended and restated or otherwise modified from time to time, the “Financing Agreement”) among the Borrowers, the Agent and the Lenders, the Lenders have made available to the Borrowers a revolving credit facility in a maximum amount of $250,000,000; and

(b)	The parties to the Financing Agreement have agreed to make certain amendments to the Financing Agreement on the terms and conditions set forth herein.

          NOW THEREFORE in consideration of the mutual agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

Section 1          Defined Terms.

          Capitalized terms used in this First Amending Agreement and not otherwise defined have the meanings specified in the Financing Agreement.

Section 2          Amendment to Section 1 of the Financing Agreement.

          Section 1 is amended as follows:

(a)	by amending the definition of “Default Rate of Interest” by deleting “and” before “(ii)” and by adding “; and (iii) in the case of such Obligations consisting of outstanding Letters of Credit, the sum of (a) 2% per annum, and (b) the Letter of Credit Fee (calculated as set forth in Section 8.1(f))” to the end of such definition;

5252765 v4

(b)	by amending the definition of “Eligible Accounts Receivable” by deleting the last sentence of such definition in its entirety and substituting the following therefor:

“Notwithstanding anything to the contrary in the foregoing, the parties agree that no Account shall be excluded from Eligible Accounts Receivable by reason that such Account (a) is an Account described in clause (vii) hereof, or (b) is not subject to a first priority perfected security interest in favour of the Agent and the Lenders in a jurisdiction outside of Canada or the United States of America (so long as the relevant insurance policy, letter of credit, surety bond or other instrument referred to below does not contain a specific exclusion as to coverage or payment by reason of the lack of such priority or perfection), provided that such Account is guaranteed as to payment by means of insurance issued by COFACE or another Person satisfactory to the Agent where the Agent and the Lenders are named as loss payees or named insureds, or a letter of credit or surety bond or in any other manner satisfactory to the Agent, in each case, all in form and substance satisfactory to the Agent, and provided further that such letter of credit, surety bond or other instrument is issued or confirmed by, and payable at, banks having a place of business in the United States of America or Canada acceptable to the Agent in its sole and reasonable discretion.”

(c)	by adding the following definitions after the definition of “ITA” as follows:

“’Judgment Currency’ shall have the meaning set forth in Section 16.20 of this Agreement.

‘Judgment Currency Conversion Date’ shall have the meaning set forth in Section 16.20 of this Agreement.”;

(d)	by adding the definition of “Obligation Currency” after the definition of “Non-Availability Period” as follows:

“’Obligation Currency’ shall have the meaning set forth in Section 16.20 of this Agreement.”; and

(e)	by amending the definition of “Permitted Liens” by deleting the word “Tax” before “Liens” in clause (e) of such definition.

Section 3         Amendments to Section 2 of the Financing Agreement.

         Section 2.2(d) is amended as follows:

5252765 v4

                    (a)         by adding “, the Lenders” following the word “Agent” on the second line thereof; and

                   (b)         by inserting the words “, including, without limitation, outstanding Letters of Credit and Sundry Credit Facility Exposure,” following the words “Revolving Loans” in clause (A) of Section 2.2(d)(ii)(a) .

Section 4          Amendments to Section 3 of the Financing Agreement.

          Section 3 is amended as follows:

          (a)         by amending Section 3.1(a) by adding the words “, including, without limitation, outstanding Letters of Credit and Sundry Credit Facility Exposure,” following the words “Revolving Loans” in paragraph (i) of Section 3.1(a); and

          (b)         by amending Section 3.1(c) by deleting the words “Section 3.1” in the second sentence where it appears and substituting “this Section 3.1(c)” therefor.

Section 5          Amendments to Section 7 of the Financing Agreement.

          Section 7 is amended by amending Section 7.2(l)(I) by adding the words “or the Lenders” before the words “may reasonably request” in clause (g) of Section 7.2(l)(I) .

Section 6          Amendments to Section 8 of the Financing Agreement.

          Section 8.3 is amended:

          (a)          by adding the words “or such participant” following the words “notified by the Agent” in the second sentence thereof; and

          (b)          by deleting the word “and” and substituting the word “or” and by adding the words “or such participant” following the words “upon the Agent”, in each case, in the fourth sentence thereof.

Section 7          Amendments to Section 15 of the Financing Agreement.

          Section 15.2 is amended by adding the words “, except that such consent shall not be required in the case of an assignment to an Affiliate of a Lender where such Affiliate makes, purchases or otherwise invests in commercial loans in the ordinary course of its business, is not a competitor of the Borrowers and is not a non-resident of Canada for the purposes of the ITA” to the end of the first sentence of such Section.

Section 8          Amendments to Section 16 of the Financing Agreement.

          Section 16 is amended as follows:

5252765 v4

(a)	Section 16.12(b) is amended by deleting “or” before “(viii)” and by adding “, (ix) increase the advance rates under the definitions of “Spruce Falls Borrowing Base” or “Tembec Borrowing Base” or amend the definitions of “Eligible Accounts Receivable” or “Eligible Inventory”, or (x) amend Section 16.14”;

(b)	Section 16.12(d) is amended by adding the words “not exceeding $5,000,000 in book value” following the word “Collateral” in clause (b) of Section 16.12(d);

(c)	by amending Section 16.13 by adding the words “and fees” following the word “interest” in the last line thereof; and

(d)	by adding new Section 16.19 and Section 16.20 as follows:

“16.19 Currency Conversions. For the purpose of calculations, comparisons, measurements or determinations of amounts or proceeds to be denominated in Canadian Dollars in accordance with this Agreement, including amounts included in the calculation of Availability and the determination of the amount of the Tembec Borrowing Base or Spruce Falls Borrowing Base and all outstanding Accommodations, Revolving Loan balances, outstanding Letters of Credit or Sundry Credit Facility Exposure, any amounts or portion thereof denominated in foreign currencies shall be converted to the equivalent amount thereof in Canadian Dollars on the date of calculation, comparison, measurement or determination, based on the amount of Canadian Dollars which would result from the conversion of the relevant amount of the foreign currency into Canadian Dollars at CIBC’s spot rate on such date or, if such date is not a Business Day, on the next Business Day.

16.20 Judgement Currency Conversion.

(a) The obligations of the Credit Parties hereunder and under the other Loan Documents to make payments in US Dollars or in Canadian Dollars, as the case may be (the “Obligation Currency”), shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any currency other than the Obligation Currency, except to the extent that such tender or recovery results in the effective receipt by the Agent or a Lender of the full amount of the Obligation Currency expressed to be payable to the Agent or such Lender under this Agreement or the other Loan Documents. If, for the purpose of obtaining or enforcing judgment against any Credit Party in any court or in any jurisdiction, it becomes necessary to convert into or from any currency other than the

5252765 v4

Obligation Currency (such other currency being hereinafter referred to as the “Judgment Currency”) an amount due in the Obligation Currency, the conversion shall be made, at the Agent’s quoted rate of exchange prevailing, in each case, as of the date immediately preceding the day on which the judgment is given (such Business Day being hereinafter referred to as the “Judgment Currency Conversion Date”).

(b)     If there is a change in the rate of exchange prevailing between the Judgment Currency Conversion Date and the date of actual payment of the amount due, the Credit Parties each covenant and agree to pay, or cause to be paid, such additional amounts, if any (but in any event not a lesser amount), as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial award at the rate of exchange prevailing on the Judgment Currency Conversion Date. Any amount due from a Credit Party under this Section 16.20 shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of any of the Loan Documents.

(c)     For purposes of determining the prevailing rate of exchange, such amounts shall include any premium and costs payable in connection with the purchase of the Obligation Currency.”

Section 9          Representation and Warranty.

          Each of the Borrowers jointly and severally represents and warrants to the Agent and the Lenders that, as of the date hereof, this First Amending Agreement has been duly authorized, executed and delivered by each Borrower, and this First Amending Agreement and the Financing Agreement, as amended hereby, and the other Loan Documents, constitute legal, valid and binding obligations of the Borrowers party thereto, enforceable in accordance with their respective terms.

Section 10          Conditions to Effectiveness.

          This First Amending Agreement shall not become effective until the Agent and the Lenders shall have received this First Amending Agreement, duly executed by the Borrowers.

Section 11          Bringdown.

          Each of the representations and warranties made by each of the Credit Parties in or pursuant to the Financing Agreement or any other Loan Document are true and correct on and as of the date hereof, as if made on and as of the date hereof,

5252765 v4

except where any such representation or warranty expressly relates to a specific date, in which case, such representation and warranty is true and correct on and as at such date, and each of the Credit Parties is in full compliance with its covenants in each Loan Document and no Default or Event of Default has occurred and is continuing.

Section 12          Financing Agreement in Effect.

          Except as specifically stated herein, the Financing Agreement and the other Loan Documents shall continue in full force and effect in accordance with the provisions thereof, as amended hereby, and all obligations of the Borrowers under the Financing Agreement and the other Loan Documents are hereby ratified and confirmed and shall continue in full force and effect. Any reference to the Financing Agreement or a Loan Document shall refer to the Financing Agreement and Loan Document as amended hereby. This First Amending Agreement is a “Loan Document”, as defined under the Financing Agreement. Each of the Agent and the Lenders reserves all of its rights, remedies, defences and claims, if any, it may have against the Borrowers or any other person under the Loan Documents or under applicable law.

Section 13          Confirmation of Security.

          Each of the Borrowers acknowledges, confirms and agrees that (i) all security granted by such Borrower to and in favour of the Agent on behalf of the Lenders as security for the obligations of such Borrower under the Financing Agreement and the other Loan Documents to which it is a party (collectively, the “Borrower Security”) remains in full force and effect, unamended, and the security interests, mortgages, charges, liens, assignments, transfers and pledges granted by such Borrower in favour of the Agent on behalf of the Lenders pursuant to the Borrower Security continue to secure and extend to all debts, liabilities and obligations of such Borrower to the Agent and the Lenders whether direct or indirect, absolute or contingent, present or future, pursuant to, arising out of, or in connection with, the Financing Agreement (as amended hereby) and the other Loan Documents to which it is a party; and (ii) the Borrower Security is hereby ratified and confirmed.

Section 14          Confirmation of Guarantee and Security.

          Each of the Guarantors acknowledges, confirms and agrees that:

(1)	the guarantee dated January 22, 2007 made by it in favour of the Agent on behalf of the Lenders (the “Guarantee”) remains in full force and effect, is enforceable in accordance with its terms and guarantees the payment of all present and future debts, liabilities and obligations described therein, including without limitation, those pursuant to, arising out of, or in connection with, the Financing Agreement (as amended hereby) and the

5252765 v4

          other Loan Documents, and such Guarantor shall continue to be bound by such Guarantee;

(2)	all security granted by such Guarantor to and in favour of the Agent on behalf of the Lenders as security for the obligations of such Guarantor under the Guarantee and the other Loan Documents to which it is a party (collectively, the “Guarantor Security”) remains in full force and effect, unamended, and the security interests, mortgages, charges, liens, assignments, transfers and pledges granted by such Guarantor in favour of the Agent pursuant to the Guarantor Security continue to secure and extend to all debts, liabilities and obligations of such Guarantor to the Agent and the Lenders whether direct or indirect, absolute or contingent, present or future, pursuant to, arising out of, or in connection with, the Guarantee and the other Loan Documents to which it is a party; and

(3)	its Guarantee and Guarantor Security are hereby ratified and confirmed.

Section 15          Costs and Expenses.

          The Borrowers shall pay all costs and expenses of the Agent associated with the preparation, execution and delivery of this First Amending Agreement and all documentation contemplated hereby and delivered in connection herewith.

Section 16          Governing Law.

          This First Amending Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

Section 17          Counterparts.

          This First Amending Agreement may be executed in any number of counterparts (including counterparts by facsimile and electronic PDF transmission) and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

5252765 v4

          IN WITNESS WHEREOF, the parties hereto have caused this First Amending Agreement to be effective, executed, accepted and delivered at Toronto, Ontario by their proper and duly authorized officers as of the date first set forth above.

TEMBEC INDUSTRIES INC. (as Borrower) By: Name: Title:
By: Name: Title:

TEMBEC ENTERPRISES INC. (as Borrower) By: Name: Title:
By: Name: Title:

5252765 v4

CIT BUSINESS CREDIT CANADA INC. (as Administrative Agent and Collateral Agent) By: Name: Title:
By: Name: Title:

CIT BUSINESS CREDIT CANADA INC. (as Lender) By: Name: Title:
By: Name: Title:

5252765 v4

GE CANADA FINANCE HOLDING COMPANY (as Lender) By: Name: Title:
By: Name: Title:

WACHOVIA CAPITAL FINANCE CORPORATION (CANADA) (as Lender) By: Name: Title:
By: Name: Title:

WELLS FARGO FINANCIAL CORPORATION CANADA (as Lender) By: Name: Title:
By: Name: Title:

5252765 v4

THE GUARANTORS TEMBEC INDUSTRIES INC. (as Guarantor) By: Name: Title:
By: Name: Title:

TEMBEC ENTERPRISES INC. (as Guarantor) By: Name: Title:
By: Name: Title: